EXHIBIT 10.5

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into and effective as of this 6th day of August, 2010 by and between STAGE STORES, INC., a Nevada corporation (the "Company"), and STEVEN HUNTER, an individual (the "Executive").

WITNESSETH:

WHEREAS, the Board of Directors of the Company (the "Board") desires to provide for the continued employment of the executive from and after the effective date, and has determined that it is in the best interests of the Company to appoint the Executive to the position of Executive Vice President, Chief Information Officer (the "Position"), subject to the terms and conditions of this Agreement; and

WHEREAS, the Executive desires to be appointed to the Position, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. **EMPLOYMENT.** Company hereby appoints Executive to the Position, and Executive hereby accepts such appointment to the Position, subject to the terms and conditions set forth in this Agreement. Subject to earlier termination in accordance with Section 4 below, this Agreement shall continue in effect for a period of thirty-six (36) months commencing from the effective date hereof (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter described), the term of Executive's employment under this Agreement shall automatically be extended for an additional thirty-six (36) month period (a "Renewal Period"), subject to earlier termination in accordance with Section 4 below, unless either the Company or Executive notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Period shall not be extended upon such expiration.

   1.1 **Failure to Extend by Company**. In the event the Company notifies Executive that the Employment Period shall not be extended at the expiration of the Initial Term or the then current Renewal Period in accordance with Section 1, such failure to extend shall constitute termination of this Agreement by the Company without Good Cause (as defined in Section 4.2.2), and the Company and Executive agree that the Executive shall be entitled to receive the payments described in Section 4.3.

   1.2 **Failure to Extend by Executive.** In the event Executive notifies the Company that the Employment Period shall not be extended at the expiration of the Initial term or the then current Renewal Period in accordance with Section 1, such failure to extend shall constitute termination of this Agreement by Executive without Good Reason (as defined in section 4.4.3), and the Company and Executive agree that Executive shall be entitled to receive the payments described in Section 4.5.

2. **POSITION AND DUTIES.** During such time as Executive is employed with the Company (the "Employment Period"), Executive shall serve in the Position and shall have the normal duties, responsibilities and authority associated with or related to such Position, subject to the power and authority of the Board and executive officers of the company to expand or limit such duties, responsibilities and authority and to override actions of the Executive. The Executive shall report to the Board and Executive Management of the Company. Executive shall devote his best efforts and his full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) exclusively to the business and affairs of the Company and its "Subsidiaries" (as hereafter defined) and any duty, task or responsibility assigned or given to Executive by the Board, and Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner. As used in this Agreement, "Subsidiaries" shall mean any entity of which the securities having a majority of the voting power in electing directors or managers are, at the time of determination, owned by the Company either directly or through one or more Subsidiaries.

2.1 **Outside Directorships.** In the event Executive is invited, solicited or otherwise asked to become a director, advisor or consultant for any entity or organization of any type or function whatsoever (other than the Company or its Subsidiaries, or any religious, charitable, civic or governmental entity organization), the Executive shall notify the Board in writing of such invitation, the entity or organization extending the invitation and the capacity to be served by Executive for such entity or organization. The Board shall have the sole power and authority to authorize Executive to accept such invitation based on such criteria and standards as the Board may determine, and Executive shall not accept such invitation without the Board's prior written consent, which consent shall not be unreasonably withheld.

2.2 **Delegation by Board.** Whenever this Agreement calls for action on the part of the Board, the Board may delegate responsibility for such action to a duly appointed committee of the Board including, but not limited to the Compensation Committee of the Board, and Executive agrees to treat, comply with and be bound by any action taken by such committee as if the Board had taken such action directly.

3. **COMPENSATION AND BENEFITS.** During the Employment Period, Executive shall be paid or receive compensation and benefits as follows:

3.1 **Base Salary.** The base salary for Executive shall be $375,000 per year, or such other rate as the Board may designate from time to time (the "Base Salary"). The Base Salary shall be payable in regular installments in accordance with the Company's general payroll practices and shall be subject to withholdings for applicable taxes and other legally-required or previously-agreed payroll deductions. The Executive's performance shall be evaluated annually in March of each year. Any future salary increases will be based on the Executive's individual performance and will be approved by the Board in its sole discretion.

3.2   Incentive Compensation. For any fiscal year ending during the Employment Period, the Board may, but is not obligated to, award incentive compensation to the Executive based upon the Company's operating results for and the Executive's performance during such fiscal year and such other performance objectives, targets and criteria for the Executive that the Board may establish and adjust for that fiscal year (the "Incentive Compensation"). The amount of any Incentive Compensation shall be calculated as a percentage of the Base Salary (current Target Rate is 50% of Base Salary) in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board (the "Target Rate") based on such results, performance and objectives. In addition to such results, performance and objectives, the Board may take into account any extraordinary, unusual or non-recurring items realized or incurred by the Company during that fiscal year deemed appropriate by the Board in determining any Incentive Compensation. The Company shall pay to the Executive any approved Incentive Compensation on or around April 1 following the end of the fiscal year for which the Incentive Compensation was based; provided, that the Executive was employed in the Position as of that fiscal year end, and any such Incentive Compensation shall be subject to withholdings for applicable taxes and other legally-required or previously-agreed payroll deductions.

3.3   Medical, Dental and Other Benefits. The Executive shall be eligible to enroll and participate in any and all benefit plans the Company provides to its senior level executives, as modified, amended or terminated from time to time in accordance with the applicable policies or plan documents and which may include, but not be limited to, medical and dental coverage, life and disability insurance, retirement plans and deferred compensation plans. The premiums, costs and expenses for any benefit plans under which the Executive is participating shall be borne by the Executive and the Company in accordance with the Company's policies related to such plans. The Executive shall receive four (4) weeks of paid vacation each year, which if not taken may not be carried forward to any subsequent year. The Executive shall not receive any compensation for any unused vacation days and upon termination of employment for any reason, any unused vacation days shall be forfeited. Any and all benefits provided for hereunder shall not be included in the definition of the term "Base Salary" as that term is used in this Agreement. All such benefits shall immediately cease and terminate upon the later of (1) the termination date of the Employment Period, (2) the expiration date of coverage under the terms of the applicable plan document, or (3) the expiration date of coverage for such benefits by the Company as described in Section 4; provided, that upon such termination, the Executive shall have the right to elect to continue any or all of such health benefits, programs or coverage, at his sole cost and expense, in accordance with and subject to the terms and limitations set forth in the Consolidated Omnibus Reconciliation Act of 1985 ("COBRA") and the regulations promulgated in connection therewith.

3.4   Automobile Allowance. Company shall provide the Executive with an automobile allowance in the amount of $1,000.00 per month to be allocated at the Executive's discretion, or such other monthly amount designated by the Board, and that allowance shall be payable in regular installments in accordance with the Company's general payroll practices.

3.5. **Financial Planning Allowance.** The Company shall reimburse the Executive for any expense incurred by the Executive in connection with the preparation of taxes, estate planning or financial counseling (not to include investment fees or related expenses) up to a maximum of $5,000.00 per calendar year, or such other annual amount designated by the Board, which amount may not be carried forward to any subsequent calendar year. Such expenses shall be reimbursed in accordance with the standard policies and procedures of the Company in effect from time to time related to such reimbursable expenses.

3.6 **Business Expense.** The Company shall reimburse the Executive for all reasonable travel, entertainment and other business expenses incurred by the Executive in the course of performing the duties of the Position. Those expenses shall be reimbursed in accordance with the standard policies and procedures of the Company in effect from time to time related to such reimbursable expenses.

4. **TERMINATION; EFFECTS OF TERMINATION.** This Agreement may be terminated upon the occurrence of any of the following events; provided that the termination of this Agreement shall not affect either party's ongoing obligations under this Agreement. Upon such termination, the rights of the Executive to receive monies and benefits from the Company shall be determined in accordance with this Section 4, and the Executive agrees that such monies and benefits are fair and reasonable and are the sole monies and benefits which shall be due to him [her] under this Agreement from the Company in the event of termination.

4.1 **Termination Due to Death or Disability.** This Agreement will automatically terminate in the event of the Executive's death or Disability (as hereafter defined).

4.1.1 **Monies and Payments to the Executive.** Upon termination in the event of the Executive's death or Disability, the Executive (or as applicable, his designated beneficiary or personal representative or estate) shall be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise through the date of such termination and (ii) any life insurance, disability insurance or retirement plan benefits due under the terms of the applicable policies or plans. No other monies or benefits shall be payable or owed to the Executive (or as applicable, his designated beneficiary or personal representative or estate) under this Agreement. The monies described in (i) above shall be paid to the Executive (or as applicable, his designated beneficiary or personal representative or estate) in a lump sum on the Company's next regular payday after the date of such termination and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. The monies described in (ii) above shall be paid to the Executive (or as applicable, his designated beneficiary or personal representative or estate) in accordance with the terms of the applicable plans.

4.1.2 **Disability Defined.** For the purposes of this Agreement, the Executive shall be deemed to have terminated his employment by reason of "Disability", if the Board shall determine that the physical or mental condition of the Executive prevents him from the normal performance of his duties as determined by the Board.

4.2   By Company For Good Cause. Upon written notice to the Executive, the Company may immediately terminate this Agreement at any time during the Employment Period for "Good Cause" (as hereafter defined).

4.2.1   Monies and Payments to The Executive. Upon termination for Good Cause, the Executive shall be entitled to receive earned and unpaid Base Salary, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise through the date of such termination, and no other monies or benefits shall be payable or owed to the Executive under this Agreement. The monies described above shall be paid to the Executive in a lump sum on the Company's next regular payday after the date of such termination and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions.

4.2.2   Good Cause Defined. "If the Company terminates the Executive's employment for any of the following reasons, the termination shall be for "Good Cause": **(i)** the Executive's criminal conviction of a felony by a federal or state court of competent jurisdiction; **(ii)** a material and significant act of dishonesty by the Executive relating to the Company; **(iii)** a willful act or failure to act by the Executive that substantially impairs his ability to function as an employee of the Company and/or which substantially and negatively impacts the Board's confidence and trust in the Executive (in the Board's reasonable discretion); or **(iv)** the Executive's failure to follow a direct, reasonable and lawful order from the Company's Board within the reasonable scope of the Position, which failure, if remediable, is not remedied within thirty (30) days after written notice to the Executive."

4.3   By Company Without Good Cause. Upon fifteen (15) days prior written notice to the Executive, the Company may terminate this Agreement at any time during the Employment Period without Good Cause.

4.3.1   Monies and Benefits to The Executive. Upon termination without Good Cause, the Executive shall be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise through the date of such termination, and subject to his execution of a release of claims as described in Section 4.7, (ii) one (1) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, the Executive shall not receive any portion of the Incentive Compensation under this Section 4.3.1(iii) unless the Board determines in good faith that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred in accordance with Section 3.2, (iv) continuation of the medical and dental benefits described in Section 3.3 under which the Executive is participating as of the date of such termination for a period of twelve (12) months from the date of such termination; provided that such continuation of benefits shall be pursuant to COBRA, with the Company paying such portions of the applicable premiums as it would have paid had the Executive continued to be a full-time active employee of Company for such period, and (v) payment of outplacement services for the Executive for a period of twelve (12) months from the date of such termination; provided, however, the aggregate amount of such payments shall not exceed $10,000.00. Notwithstanding anything in this Section 4, however, the Company shall not be required to commence or continue any payment of monies or benefits other than those described in Section 4.3(i) above if the Executive attempts to rescind the release of claims he has executed or fails to comply with his ongoing obligations under this Agreement.

        4.3.2   **Payment of Monies and Benefits.** The payments described in Section 4.3.1(i) shall be paid to the Executive in a lump sum on the Company's next regular payday after the date of such termination and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. Any payment described in Section 4.3.1(ii) shall be paid to the Executive in twenty-six (26) equal installments on the Company's regular bi-weekly paydays, commencing on the first regular payday that occurs eight (8) or more days after the Executive returns an executed copy of any release of claims provided by the Company, and continuing until fully paid, and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. Any payment described in Section 4.3.1(iii) shall be payable in a lump sum on or before April 1 following the end of the fiscal year in which such termination occurred and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. Any benefits described in Section 4.3.1(iv) shall be provided in accordance with the terms of the applicable plans and in compliance with COBRA regulations. The payment described in Section 4.3.1(v) shall be paid directly to the entity providing outplacement services to the Executive within ten (10) days of receipt of an invoice or statement from that entity.

        4.4   **By The Executive for Good Reason.** Upon thirty (30) days prior written notice, the Executive may terminate this Agreement at any time during the Employment Period for "Good Reason" (as hereafter defined and subject to the notice and cure periods hereafter described).

        4.4.1   **Monies and Benefits to The Executive.** Upon termination for Good Reason, the Executive shall be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise through the date of such termination or the date on which the Company terminates this Agreement during such thirty

(30) day period; and, subject to his execution of a release of claims as described in Section 4.7, (ii) one (1) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, the Executive shall not receive any portion of the Incentive Compensation under this Section 4.4.1(iii) unless the Board determines in good faith that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred in accordance with Section 3.2, (iv) continuation of the medical and dental benefits described in Section 3.3 under which the Executive is participating as of the date of such termination for a period of twelve (12) months from the date of such termination; provided that such continuation of benefits shall be pursuant to COBRA, with the Company paying such portions of the applicable premiums as it would have paid had the Executive continued to be a full-time active employee of Company for such period, and (v) payment of outplacement services for Executive for a period of twelve (12) months from the date of such termination; provided, however, the aggregate amount of such payments shall not exceed $15,000.00. Notwithstanding anything in this Section 4, however, the Company shall not be required to commence or continue any payment of monies or benefits other than those described in Section 4.3(i) above if the Executive attempts to rescind the release of claims he has executed or fails to comply with his ongoing obligations under this Agreement.

    4.4.2   **Payment of Monies and Benefits.** The payments described in Section 4.4.1(i) shall be paid to the Executive on the Company's next regular payday after the date of such termination and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. Any payment described in Section 4.4.1(ii) shall be paid to the Executive in twenty-six (26) equal installments on the Company's regular paydays, commencing on the first regular payday that occurs eight (8) or more days after the Executive returns an executed copy of any release of claims provided by the Company, and continuing until fully paid, and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. Any payment described in Section 4.4.1(iii) shall be payable in a lump sum on or before April 1 following the end of the fiscal year in which such termination occurred and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions. Any benefits described in Section 4.4.1(iv) shall be provided in accordance with the terms of the applicable plans and in compliance with COBRA regulations. The payment described in Section 4.4.1(v) shall be paid directly to the entity providing outplacement services to the Executive within ten (10) days of receipt of an invoice or statement from that entity.

4.4.3 **Good Reason Defined.** For purposes of this Agreement, "Good Reason" shall exist if, without the Executive's express written consent, the Company: (i) materially reduces or decreases the Executive's Base Salary or Incentive Compensation opportunity level from the level in effect on the Effective Date (or some subsequent higher) level put into effect by the Board subsequent to the Effective Date, unless such reduction or decrease is in connection with an across-the-board reduction or decrease in the Base Salaries or Incentive Compensation opportunity levels of all the Company's other senior level executives, (ii) willfully fails to include Executive in any incentive compensation plans, bonus plans, or other plans and benefits provided by the Company to other executive level executives, (iii) materially reduces, decreases or diminishes the nature, status or duties and responsibilities of the Position from those in effect on the Effective Date, and such reduction, decrease or diminution is not reasonably related to or the result of an adverse change in the Executive's performance of assigned duties and responsibilities, (iv) hires an executive senior to the Executive; or (v) requires the Executive to (A) regularly perform the duties and responsibilities of the Position at, or (B) relocate the Executive's principal place of employment to, a location which is more than fifty (50) miles from the location of the Executive's principal place of employment as of the Effective Date. Notwithstanding the above, Good Reason shall not include the death, Disability or voluntary retirement of the Executive or any other voluntary action taken by or agreed to by the Executive related to the Position or his employment with the Company or its Subsidiaries. Further, Good Reason shall not include any of the events or conditions described in items (i), (ii), (iii) or (iv) above unless the Executive provides notice to the Company of the existence of the event or condition within ninety (90) days of the initial existence of the event or condition and, upon receipt of such notice, the Company has a period of at least thirty (30) days during which to cure the event or condition. If requested by the Company, the Executive shall continue to work exclusively for the Company during such thirty (30) day cure period; provided, however, the Company shall have the right, in its sole discretion, to terminate this Agreement at any time during such thirty (30) day cure period upon written notice to the Executive.

4.5 **By The Executive Without Good Reason.** Upon fifteen (15) days prior written notice to the Company, the Executive may terminate this Agreement at any time during the Employment Period without Good Reason. If requested by the Company, the Executive shall continue to work exclusively for the Company during such fifteen (15) day period; provided, however, the Company shall have the right, in its sole discretion, to terminate this Agreement at any time during such fifteen (15) day period upon written notice to the Executive.

4.5.1 **Monies and Benefits to The Executive.** The Executive shall be entitled to receive earned and unpaid Base Salary, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise through the date of such termination or the date on which the Company terminates this Agreement during such fifteen (15) day period, and no other monies or benefits shall be payable or owed to the Executive under this

Agreement. The monies described above shall be paid to the Executive in a lump sum on the Company's next regular payday after the date of such termination and shall be subject to withholdings for applicable taxes and any other legally required or previously agreed payroll deductions.

4.6   **By Company Due to Change in Control.** In the event a Change in Control (as hereafter defined) occurs and during the period beginning six (6) months before the Change in Control and ending twenty-four (24) months after the Change in Control: (i) this Agreement is terminated by the Company or its successor without Good Cause, or (ii) this Agreement is terminated by the Executive with Good Reason, the Executive shall be entitled to receive, and the Company or its successor shall be obligated to pay, the monies and benefits described in this Section 4.6, and Sections 4.3 or 4.4 shall not be applicable to such Change in Control or termination.

4.6.1   **Monies and Benefits to the Executive.** Upon termination of the Executive's employment in connection with a Change in Control, the Executive shall be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise accrued and unpaid, through the date of such termination of employment, and subject to his execution of a release of claims as described in Section 4.7, (ii) two (2) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of termination at the target rate; (iv) continuation of the medical, dental and other benefits described in Section 3.3 under which the Executive is participating as of the date of such Change in Control for a period of twenty-four (24) months from the date of termination provided that such continuation of benefits shall be pursuant to COBRA, with the Company paying such portions of the applicable premiums as it would have paid had the Executive continued to be a full-time active employee of Company for such period with no changes to such benefits or plans. (v) payment of outplacement services for Executive for a period of twelve (12) months from the date of such Change in Control or termination; provided, however, the aggregate amount of such payments shall not exceed $15,000.00, and (vi) continuation of the financial planning allowance described in Section 3.5 for a period of twenty-four (24) months from termination. Notwithstanding anything in this Section 4, however, the Company shall not be required to commence or continue any payment of monies or benefits other than as described in Section 4.3(i) above if the Executive attempts to rescind the release of claims he has executed or fails to comply with his [ongoing obligations under this Agreement.

4.6.2   **Payment of Monies and Benefits.** The payments described in Section 4.6.1(i) shall be paid to the Executive in a lump sum on the Company's or its successor' next regular payday, if applicable, or within thirty (30) days of the date of termination, whichever is earlier, and shall be subject to withholding for applicable taxes and any other legally required or previously agreed payroll deductions. Any payment described in Sections 4.6.1(ii) and (iii) shall be paid to the Executive in a lump sum within thirty (30) days, but no sooner than eight (8) days after the Executive returns an executed copy of any release of claims provided by the Company (provided that such release be delivered to Executive within seven (7) days or less following termination) and shall be subject to withholdings of applicable taxes and any other legally required or previously agreed payroll deductions. Any benefits described in Section 4.6.1(iv) shall be provided in accordance with the terms of the applicable plans and in compliance with COBRA regulations. The payments described in Section 4.6.1(v) shall be paid directly to the entity providing outplacement services to Executive within ten (10) days of receipt of an invoice or statement from such entity.   The reimbursement of the expenses related to Section 4.6.1(vi) shall be made to Executive in accordance with the Company's or its successor's policies and procedures.

     4.6.3   **Change in Control Defined.** For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred:

(a) on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A 3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b) as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c) the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i)   A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii)   An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii)   A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv)   An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

4.6.4   Payments from Tax Implications

(a)   Gross-Up Payment. Notwithstanding anything to the contrary in this Agreement, in the event it shall be determined that any payment or distribution made, or benefit provided (including, but not limited to, Section 4.6.1 hereof), by the Company to or for the benefit of Executive under this Agreement but determined without regard to any additional payments required under this Section 4.6.4 (each, a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), or any similar excise tax, or any interest or penalties incurred by Executive with respect to such excise tax (such tax with any such interest and penalties being collectively referred to as the "Excise Tax"), Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") from the Company in an amount such that after payment by Executive of all taxes (including any Excise Tax, income tax or payroll tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, Executive retains from the Gross-Up Payment an amount equal to the Excise Tax imposed upon the Payments.

(b)   Determination of Gross-Up Payment. Subject to the provisions of Section 4.6.4(c) hereof, all determinations required to be made under this Section 4.6.4, including a determination of the requirement for and amount of any Gross-Up Payment, shall be made by the independent public accounting firm which is then retained by the Company to audit its financial statements (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within thirty (30) business days of the date of such termination, if applicable, or such earlier time as is requested by the Company, provided that any determination that an Excise Tax is payable by Executive shall be made on the basis of substantial authority. Any initial Gross-Up Payment shall be paid to Executive within fifteen (15) business days of the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by Executive, the Accounting Firm shall furnish Executive with a written opinion that he has substantial authority not to report any Excise Tax on his federal income tax return. Any determination by the Accounting Firm meeting the requirements of this Section 4.6.4(b) shall be binding upon the Company and Executive; subject only to payments pursuant to the following sentence based on a determination that additional Gross-Up Payments should have been made, consistent with the calculations required to be made hereunder (the amount of such additional payments, including any interest and penalties, being collectively referred to as the "Gross-Up Underpayment"). In the event the Company exhausts its remedies pursuant to Section 4.6.4(c) hereof and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Gross-Up Underpayment that has occurred and any such Gross-Up Underpayment shall be promptly paid by the Company to or for the benefit of Executive. The fees and disbursements of the Accounting Firm shall be paid by the Company.

(c)   Remedies to Company. Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification shall be given as soon as practicable but not later than ten (10) business days after Executive receives written notice of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of thirty (30) days following the date on which Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such thirty (30) day period that the Company desires to contest such claim at the Company's sole cost and expense and the Company will provide the indemnification as required by this Section 4.6.4(c), Executive shall: (1) give the Company any information reasonably requested by the Company relating to such claim; (2) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, but not limited to, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and reasonably satisfactory to Executive; (3) cooperate with the Company in good faith in order effectively to contest such claim, and (4) permit the Company to participate in any proceedings relating to such claim.

The Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax, income tax or payroll tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 4.6.4(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority with respect to such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax, income tax or payroll tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to the payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due shall be limited solely to such contested amount, unless Executive agrees otherwise. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)   Refund of Excise Tax to Company. If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 4.6.4(c), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company's complying with the requirements of Section 4.6.4(c) hereof) promptly pay to the Company the amount of such refund, together with any and all interest paid or credited thereon after taxes applicable thereto. If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 4.6.4(c) hereof a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then any obligation of Executive to repay such advance shall be forgiven and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid by the Company.

4.7   Execution of Release by the Executive. Except for payment of earned and unpaid Base Salary, unused and accrued vacation, unreimbursed business expenses due under Section 3.6 and any other benefits due under Section 3.3 or otherwise through the date of the Executive's termination, the Company shall not be obligated to pay any portion of the monies and benefits described above, if any, unless and until the Executive shall have executed and delivered to the Company a release of all claims against the Company and its subsidiaries and successors and their respective shareholders, partners, member, directors, managers, officers, employees, agents and attorneys, arising out of or related to any act or omission which occurred on or prior to the date on which the

Executive's employment was terminated, in form and substance satisfactory to the Company.

4.8 **Section 409A**. This Agreement is intended to comply with Internal Revenue Code Section 409A and related U.S. Treasury regulations or pronouncements ("Section 409A") and any ambiguous provision will be construed in a manner that is compliant with or exempt from the application of Section 409A. Notwithstanding any provision to the contrary in this Agreement, if the Executive is deemed on his date of termination to be a "specified employee" within the meaning of that term under Section 409A(a)(2)(B) of the Internal Revenue Code, then the payments and benefits under this Agreement that are subject to Section 409A and paid by reason of a termination of employment shall be made or provided (subject to the last sentence hereof) on the later of (A) the payment date set forth in this Agreement, or (B) the date that is the earliest of (i) the expiration of the six-month period measured from the date of the Executive's termination of employment or (ii) the date of the Executive's death, if applicable (the "Delay Period"). Payments subject to the Delay Period shall be paid to the Executive without interest for such delay in payment.

4.9 **Conditions of Reimbursement**. With respect to any reimbursement of expenses of, or any provision of in-kind benefits to, the Executive, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Internal Revenue Code; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

5. **POST-EMPLOYMENT DUTIES.** For a period of three (3) years following the termination of this Agreement, the Executive shall: (i) fully and truthfully cooperate and assist the Company and its subsidiaries or successors, to the fullest extent possible, in any and all issues, matters, legal proceedings or litigation related to or associated with the business, management or operation of or any other matter involving the Company or its subsidiaries or successors in any way or of any nature whatsoever arising from, related to or connected with any period in which the Executive was employed by or otherwise provided services to the Company or its subsidiaries or successors or in which the Executive has or may have past knowledge, information or experience or applicable expertise, and (ii) fully cooperate, assist, participate and work with the Company or its subsidiaries or successors on any and all issues or matters for which the Company or its subsidiaries or successors may seek the Executive's cooperation, assistance, participation, involvement or consultation. Such assistance shall be provided at such times and dates which shall not unreasonably interfere or conflict with the Executive's then current employment. The Company or its successor shall reimburse the Executive for any and all costs and expenses reasonably incurred by the Executive in providing such assistance in accordance with the standard policies and procedures of the Company or its successor in effect from time to time related to such reimbursable expenses.

6. **CONFIDENTIAL INFORMATION.** The Company agrees that during the course of and in connection with the Executive's employment with the Company, the Company will provide and the Executive agrees to accept access to and knowledge of Confidential Information (as hereafter defined). Confidential Information may include but is not limited to business decisions, plans, procedures, strategies and policies, legal matters affecting the Company and its subsidiaries and their respective businesses, personnel, customer records information, trade secrets, bid prices, evaluations of bids, contractual terms and arrangements (prospective purchases and sales), pricing strategies, financial and business forecasts and plans and other information affecting the value or sales of products, goods, services or securities of the Company or its subsidiaries, and personal information regarding employees (collectively, the "Confidential Information"). The Executive acknowledges and agrees the Confidential Information is and shall remain the sole and exclusive property of the Company or such subsidiary. The Executive shall not disclose to any unauthorized person, or use for the Executive's own purposes, any Confidential Information without the prior written consent of the Board, which consent may be withheld by the Board at its sole discretion, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of the Executive's acts or omissions. The Executive agrees to maintain the confidentiality of the Confidential Information after the termination of the Executive's employment; provided, further, that if at any time the Executive or any person or entity to which the Executive has disclosed any Confidential Information becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, the Executive shall provide the Company with prompt, prior written notice of such requirement so the Company, in its sole discretion, may seek a protective order or other appropriate remedy and/or waive compliance with the terms hereof. In the event that such protective order or other remedy is not obtained or the Company waives compliance with the provisions hereof, the Executive shall ensure that only the portion of the Confidential Information which the Executive or such person is advised by written opinion of the Company's counsel that the Executive is legally required to disclose is disclosed, and the Executive further covenants and agrees to exercise reasonable efforts to obtain assurance that the recipient of such Confidential Information shall not further disclose such Confidential Information to others, except as required by law, following such disclosure. In addition the Executive covenants and agrees to deliver to the Company upon termination of this Agreement, and at any other time as the Company may request, any and all property of the Company including, but not limited to, keys, computers, credit cards, company car, memoranda, notes, plans, records, reports, computer tapes, printouts and software, Confidential Information in any form whatsoever, and other documents and data (and copies thereof) and relating to the Company or any subsidiary which he [she] may then posses or have under his control or to which the Executive had access to or possession of in the course of such employment.

7. **PROTECTION OF OTHER BUSINESS INTERESTS**

7.1 **Additional Protection of Confidential Information.** The Executive agrees that due to the Executive's knowledge of the Confidential Information, the Executive would inevitably use and/or disclose that information, in breach of the Executive's confidentiality and non-disclosure obligations under this Agreement, if the Executive worked in certain capacities or engaged in certain activities for a period of time following the termination of the Executive's employment relationship with the Company, specifically in the position which involved either (i) responsibility and decision-making authority or input at the executive level regarding any subject, or (ii) responsibility or decision-making authority or input at any management level in the Executive's individual area of assignment with the Company, or (iii) responsibility or decision-making authority or input that otherwise allows for the use of the Confidential Information for the benefit of any person (including the Executive) or entity that competes with the Company (the "Restricted Occupations"). Therefore, except with the prior written consent of the Company, for three (3) years following termination of the Executive's employment with the Company, the Executive agrees not to be an employed by, consult for or otherwise act on behalf of any person or entity (without regard to geographic location) in any capacity in which the Executive would be involved, directly or indirectly, in a Restricted Occupation. For purposes of the foregoing, a business shall be deemed to compete with the Company if such business (a) operates apparel stores in small markets (populations of less than 25,000) and (b) operates a significant number of its apparel stores (75% or more of its total apparel stores) in 10,000 to 30,000 square foot formats. The Executive acknowledges that this commitment is intended to protect the Confidential Information and is not intended to be applied or interpreted as a covenant against competition.

7.2 **Reasonableness of Restriction.** The Company has attempted to place the most reasonable limitations on the Executive's subsequent business activities as are necessary to protect the Confidential Information and the Executive agrees that such restrictions are reasonable. In order to accommodate the Executive in obtaining subsequent employment, the Company may, in its discretion, grant a waiver of one or more of the restrictions or subsequent business activities described in Section 7.1. A request for a waiver shall be in writing and must be received by the Company at least thirty (30) days before the proposed commencement date of the Restricted Occupation for which the Executive is seeking a waiver. The request must include the full name and address of the organization with or for which the Executive proposes to perform the Restricted Occupation, the title to be held or capacity to be occupied by the Executive and a complete description of the responsibilities, decision-making authority and duties the Executive expects to perform in such Restricted Occupation. If the Company decides to grant a waiver in its sole discretion, the waiver may be subject to such restrictions and conditions as the Company may impose. Also, the granting of such waiver shall not be deemed to make the Confidential Information public and the Confidential Information shall remain confidential. Further, except as specifically provided in the waiver, the Executive's obligations of confidentiality and non-disclosure under this Agreement shall continue in full force and effect.

7.3 **Protection of Other Business Relationships.** The Executive understands that the Executive's position with the Company is one of trust and confidence and that he has an obligation to protect the Company's assets, including its investment in the training of its other employees, both during and following his employment relationship. Therefore, the Executive agrees that for three (3) years following his [her] employment with the Company, the Executive will not, directly or indirectly on behalf of any person (including the Executive) or entity, solicit any of the employees of the Company or its subsidiaries or successor to cease employment with the Company or any subsidiary or successor.

8. **ARBITRATION.** Should any dispute arise relating to the meaning, interpretation, enforcement or application of this Agreement, the dispute shall be settled in Harris County, Texas, in accordance with the terms, conditions and requirements described or contained in the Company's arbitration policy, if any, and Rules of the American Arbitration Association governing individual employee agreements, and all costs of such arbitration including, but not limited to reasonable attorney's fees and costs, shall be borne by the losing party. The Company, however, shall be entitled to obtain injunctive relief from any court of competent jurisdiction to enforce any provisions of this Agreement.

In the event the Company does not have an arbitration program, the Executive and the Company acknowledge that their employment relationship and this Agreement relate to interstate commerce and agree that any disputes, claims or controversies between the Executive and the Company or any subsidiary which may arise out of the Executive's employment relationship with Company and/or this Agreement shall be settled by arbitration. Any arbitration shall be in accordance with the Rules of the American Arbitration Association governing individual employee agreements and shall be undertaken pursuant to the Federal Arbitration Act. Arbitration will be held before a single arbitrator in Harris County, Texas unless the Executive and the Company or the involved subsidiary mutually agree on another location. The decision of the arbitrator will be enforceable in any court of competent jurisdiction. The arbitrator may award costs and attorneys' fees in connection with the arbitration to the prevailing party; however, in the arbitrator's discretion, each party may be ordered to bear that party's own costs and attorneys' fees. Punitive, liquidated or indirect damages shall not be awarded by the arbitrator unless such damages would be awarded by a court of competent jurisdiction applying the relevant law. The arbitrator shall have the authority to award injunctive or other equitable relief; however, nothing in this agreement to arbitrate, shall preclude the Company or involved subsidiary from obtaining injunctive relief or other equitable from a court of competent jurisdiction prohibiting any on-going breaches of this Agreement by the Executive while the arbitration is pending.

9. **NOTICES.** Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed by first class mail, return receipt requested, to the recipient at the address indicated below:

To the Executive:	Steven Hunter
	51 Old Woods Passage
	Missouri City, Texas 77459
To Company:	Stage Stores, Inc.
	10201 Main Street
	Houston, Texas 77025
	Attention: Executive VP, Human Resources
With a copy to:	McAfee & Taft
	Two Leadership Square
	211 North Robinson, 10th floor
	Oklahoma City, Oklahoma 73102-7103
	Attn: N. Martin Stringer, Esq.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or mailed.

10.   **GOVERNING LAW.** Except as provided in Section 8, all issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. In furtherance of the foregoing and except as provided in Section 8, the internal law of the State of Texas shall control the interpretation and construction of this Agreement, even though under the jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

11.   **SEVERABILITY.** Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant or provision of this Agreement. In the event that any provision of this Agreement shall be determined to be invalid or unenforceable, that provision shall be deemed limited by construction in scope and effect to the minimum extent necessary to render it valid and enforceable, and, in the event that a limiting construction is impossible, the invalid or unenforceable provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

12.   **AMENDMENTS; MODIFICATIONS.** Neither this Agreement nor any term or provision in it may be changed, waived, discharged, rescinded or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of the change, waiver, discharge, rescission or termination is sought.

13.   **WAIVER.** No failure on the part of either party to this Agreement to exercise, and no delay in exercising, any right, power or remedy created under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No waiver by either party to this Agreement to any breach of, or default in, any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition of this Agreement. The terms and provisions of this Agreement, whether individually or in their entirety, may only be waived in writing and signed by the party against whom or which the enforcement of the waiver is sought.

14.   **SUCCESSORS AND ASSIGNS.** This Agreement shall be binding upon and inure to the benefits of the successors, assigns, heirs, legatees, devisees, executors, administrators, receivers, trustees and representatives of the Executive and the Company and its Subsidiaries and their respective successors, assigns, administrators, receivers, trustees and representatives.

15.   **HEADINGS.** The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16.   **COUNTERPARTS.** This Agreement may be executed in counterparts, each of which is deemed to be an original and both of which taken together constitute one and the same agreement.

17.   **FEES AND EXPENSES.** All costs and expenses incurred by either party in the preparation and negotiation of this Agreement shall be borne solely by the party incurring such expense without right of reimbursement.

18.   **FURTHER ASSURANCES.** The Executive and the Company covenant and agree that each will execute any additional instruments and take any actions as may be reasonably requested by the other party to confirm or perfect or otherwise to carry out the intent and purpose of this Agreement.

19.   **CONSTRUCTION.** In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Executive and the Company, and no presumption or burden of proof shall arise favoring or disfavoring either by virtue of the authorship of any of the provisions of this Agreement.

20.   **SURVIVAL.** The Executive and the Company agree that the terms and conditions of Sections 4 through 15 (inclusive), 19, 20 and 21 shall survive and continue in full force and effect, notwithstanding any expiration or termination of the Employment Period or this Agreement.

21.   **ENTIRE AGREEMENT.** This Agreement contains and constitutes the entire agreement between the Executive and the Company and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the Executive and the Company or its subsidiaries relating to the subject matter hereof in any way.

22.   **GENDER; NUMBER PLURALITY.** Unless the context otherwise requires, whenever used in this Agreement the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the neuter or feminine gender and vice versa.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

"COMPANY"

STAGE STORES, INC.,
a Nevada Corporation

/s/ Andrew Hall
By: Andy Hall
Title: President & CEO

"EXECUTIVE"

/s/ Steven Hunter
Steven Hunter, an individual